Exhibit 23.1

                       Consent of Independent Accountants

The Board of Directors
Garden Fresh Restaurant Corp.:

We consent to incorporation by reference in the registration statements (No. 33-93568, No. 333-57615 and No. 333-93359) on Form S-8 of Garden Fresh
Restaurant Corp of our report dated November 17, 1999, relating to the balance sheet of Garden Fresh Restaurant Corp as of September 30, 1999, and the related statements of earnings, shareholders' equity, and cash flows the year then ended, which report appears in the September 30, 1999, annual report on Form 10- K of Garden Fresh Restaurant Corp.

             KPMG LLP
San Diego, California
December 29, 1999

                      CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 9, 1998 relating to the financial statements, which appears in Garden Fresh Restaurant Corp.'s Annual Report on Form 10-K for the year ended September 30, 1998.

PriceWaterhouseCoopers LLP
San Diego, California
December 16, 1999

Garden Fresh
Restaurant Corp.

Report and Financial Statements
September 30, 1998 and 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Garden Fresh Restaurant Corp.:

We have audited the accompanying balance sheet of Garden Fresh Restaurant Corp. as of September 30, 1999, and the related statements of operations, shareholders' equity, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garden Fresh Restaurant Corp. as of September 30, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                         KPMG LLP
San Diego, California
November 17, 1999

                       Report of Independent Accountants


To the Board of Directors and Shareholders of Garden Fresh Restaurant Corp.:


In our opinion, the balance sheet and the related statements of operations, of cash flows and of shareholders' equity as of each of the two years in the period then ended September 30, 1998 present fairly, in all material respects, the financial position, results of operations and cash flows of Garden Fresh Restaurant Corp. as of the two years in the period ended September 30, 1998, in
conformity with generally accepted accounting principles.    These financial
statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the financial statements of Garden Fresh Restaurant Corp. for any period subsequent to September 30, 1998.

PricewaterhouseCoopers LLP

San Diego, California
November 9, 1998

Garden Fresh Restaurant Corp.
Balance Sheet
                                                          September 30,
                                                   1998                 1999
Assets

Current assets:
 Cash and cash equivalents                    $  3,382,000        $    911,000
 Inventories                                     3,579,000           4,277,000
 Other current assets                              660,000           1,014,000
 Deferred income taxes                             376,000             460,000
                                                ----------         -----------
 Total current assets                            7,997,000           6,662,000

Property and equipment, net                     74,601,000         104,716,000
Intangible and other assets                      2,334,000           3,240,000
                                                ----------         -----------
                                              $ 84,932,000        $114,618,000
                                                ==========         ===========
Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                            $  3,657,000        $  4,075,000
  Current portion of long-term debt              5,712,000           7,512,000
  Accrued liabilities                            5,081,000           6,375,000
                                                ----------         -----------
  Total current liabilities                     14,450,000          17,962,000

Accrued rent                                     1,292,000           1,128,000
Deferred income taxes                              618,000           1,479,000
Deferred compensation                              171,000             514,000
Long-term debt, net of current portion           9,154,000          26,686,000

Shareholders' equity:
  Common stock, $.01 par value; 12,000,000
  shares authorized at September 30, 1998 and
  1999, respectively; 5,544,217 and 5,629,405
  issued and outstanding at September 30, 1998
  and 1999, respectively                            56,000              56,000
  Additional paid-in capital                    58,542,000          59,240,000
  Retained earnings                                649,000           7,553,000
                                                ----------         -----------
   Total shareholders' equity                   59,247,000          66,849,000
                                                ----------         -----------
                                              $ 84,932,000        $114,618,000
                                                ==========         ===========
Committments and contingencies (note 8)

                See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
Statement of Operations
                                                                     Year ended September 30,
                                                       1997                1998                1999
Net sales                                             $90,252,000        $110,049,000        $131,944,000

Costs and expenses:
  Cost of sales                                        23,497,000          28,605,000          33,840,000
  Restaurant operating expenses:
    Labor                                              26,130,000          32,526,000          39,995,000
    Occupancy and other                                20,836,000          24,290,000          27,312,000
  General and administrative expenses                   5,672,000           6,781,000           8,214,000
  Depreciation and amortization                         6,147,000           7,267,000           9,441,000
                                                       ----------          ----------          ----------
  Operating income                                      7,970,000          10,580,000          13,142,000

Interest income(expense):
  Interest income                                         106,000             227,000             111,000
  Interest expense                                     (1,579,000)         (1,958,000)         (1,618,000)
  Other expense, net                                      (62,000)           (111,000)           (183,000)
                                                       ----------          ----------          ----------
                                                       (1,535,000)         (1,842,000)         (1,690,000)
                                                       ----------          ----------          ----------

Income before income taxes                              6,435,000           8,738,000          11,452,000

Provision for income taxes                             (2,548,000)         (3,420,000)         (4,548,000)
                                                       ----------          ----------          ----------

Net income                                            $ 3,887,000        $  5,318,000        $  6,904,000
                                                       ==========          ==========          ==========

Net income per share available to
  common shareholders:
  Basic                                               $      0.93         $      1.12         $      1.24
  Diluted                                             $      0.88         $      1.04         $      1.18

Shares used in computing net income per share:
  Basic                                                 4,192,000           4,734,000           5,574,000
  Diluted                                               4,402,000           5,089,000           5,867,000

                              See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
Statement of Shareholders' Equity
                                                                     Accumulated
                                    Common Stock        Paid-in      (deficit)
                                    Shares    Amount    Capital       earnings       Total

Balance at September 30, 1996     4,117,227  $41,000   $ 37,772,000 $  (8,556,000) $ 29,257,000
  Exercise of common stock
    options                         135,155    2,000        910,000                     912,000
  Issuance of common stock under
    employee stock purchase plan     12,197                  87,000                      87,000
  Tax benefts from exercise of
    common stock options                                     25,000                      25,000
  Net income                                                            3,887,000     3,887,000
                                  ---------  -------   ------------  ------------  ------------
Balance at September 30, 1997     4,264,579   43,000     38,794,000    (4,669,000)   34,168,000
  Issuance of common stock        1,154,125   12,000     18,306,000                  18,318,000
  Exercise of common stock
    options                         113,208    1,000        945,000                     946,000
  Issuance of common stock under
    employee stock purchase plan     12,305        -        126,000                     126,000
  Tax benefts from exercise of
    common stock options                                    371,000                     371,000
  Net income                                                            5,318,000     5,318,000
                                  ---------  -------   ------------  ------------  ------------
Balance at September 30, 1998     5,544,217   56,000     58,542,000       649,000    59,247,000
  Exercise of common stock
    options                         204,317    2,000      1,706,000                   1,708,000
  Issuance of common stock under
    employee stock purchase plan     12,871                 159,000                     159,000
  Treasury stock repurchases
    and retired                    (132,000)  (2,000)    (1,906,000)                 (1,908,000)
  Tax benefts from exercise of
    common stock options                                    739,000                     739,000
  Net income                                                            6,904,000     6,904,000
                                  ---------  -------   ------------  ------------  ------------
Balance at September 30, 1999     5,629,405  $56,000   $ 59,240,000  $  7,553,000  $ 66,849,000
                                  =========  =======   ============  ============  ============

                              See accompanying notes to financial statements.


Garden Fresh Restaurant Corp.
Statement of Cash Flows
                                                                          Year ended September 30,
                                                              1997             1998              1999
Cash flows from operating activities:
  Net income                                          $   3,887,000      $   5,318,000     $   6,904,000
  Adjustments to reconcile net income to
    net cash provided by operating activities:
  Depreciation and amortization                           6,147,000          7,267,000         9,441,000
  Loss on disposal of property and equipment                 70,000            111,000           192,000
  Provision for deferred income taxes                       597,000          1,141,000           777,000
  Tax benefits from exercise of stock options                25,000            371,000           739,000
  Changes in operating assets and liabilities:
    Increase in inventories                                (589,000)          (693,000)         (698,000)
    Increase in other current assets                        (20,000)          (110,000)         (354,000)
    Increase (decrease) in accounts payable               1,984,000         (1,355,000)         (388,000)
    Increase in accrued liabilities                          76,000            670,000         1,264,000
    Decrease in accured rent                               (111,000)          (105,000)         (134,000)
    Increase in deferred compensation                       -                  171,000           343,000
                                                         ----------         ----------        ----------
    Net cash provided by operating activities            12,066,000         12,786,000        18,086,000
                                                         ----------         ----------        ----------

Cash flows from investing activities:
  Acquisition of property and equipment:
    New restaurant development                          (14,516,000)       (20,368,000)      (30,766,000)
    Existing restaurant additions                        (3,036,000)        (5,829,000)       (5,751,000)
    Increase in intangible and other assets              (1,270,000)        (2,387,000)       (3,331,000)
                                                         ----------         ----------        ----------
    Net cash used in investing activities               (18,822,000)       (28,584,000)      (39,848,000)
                                                         ----------         ----------        ----------

Cash flows from financing activities:
  Borrowings under line of credit                            -                  -              5,001,000
  Proceeds from long-term debt                           13,008,000         14,539,000        19,898,000
  Repayment of long-term debt                            (5,521,000)       (17,094,000)       (5,567,000)
  Net proceeds from issuance of common stock                999,000         19,390,000         1,867,000
  Repurchase of common stock                                      -                  -        (1,908,000)
                                                         ----------         ----------        ----------
    Net cash provided by financing activities             8,486,000         16,835,000        19,291,000
                                                         ----------         ----------        ----------
Net increase (decrease) in cash and cash equivalents      1,730,000          1,037,000        (2,471,000)

Cash and cash equivalents at beginning of year              615,000          2,345,000         3,382,000
                                                         ----------         ----------        ----------

Cash and cash equivalents at end of year              $   2,345,000      $   3,382,000     $     911,000
                                                         ==========         ==========        ==========

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest              $   1,669,000      $   1,958,000     $   2,241,000
  Cash paid during the year for income taxes          $   1,985,000      $   2,948,000     $   2,685,000
                                                         ==========         ==========        ==========
Supplemental disclosure of noncash transaction-
  Property and equipment asset purchases in
    accounts payable                                          -                  -          $    806,000
                                                         ==========         ==========        ==========

                              See accompanying notes to financial statements.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS

NOTE 1-THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   THE COMPANY

   Garden Fresh Restaurant Corp. (the "Company") is a Delaware corporation which owns and operates restaurants in Arizona, California, Colorado, Florida, Georgia, New Mexico, Nevada, North Carolina, Oregon, Texas, Washington and Utah and is doing business as Souplantation, Sweet Tomatoes and Ladles, A Soup and Salad Takery ("Ladles").

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

   INVENTORIES

   Inventories, consisting principally of food, beverages and restaurant supplies, are valued at the lower of cost (first-in, first-out) or market.

   PROPERTY AND EQUIPMENT

   Property, equipment, and leasehold improvements are recorded at cost. Depreciation and amortization are provided using the straight-line method. Property, equipment, and leasehold improvements are depreciated over estimated useful lives of 3 years to 30 years or the remaining lease term, whichever is shorter.

   Maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

   INTANGIBLES AND OTHER ASSETS

   Intangible assets resulting from the 1983 acquisition of the two original Souplantation restaurants, comprised of leasehold interests and goodwill, are amortized using the straight-line method over 15 years. Pre- opening costs incurred in connection with opening new restaurant locations, including training and legal costs, are deferred and amortized over a one-year period commencing with the opening of each respective restaurant..

   Debt issuance costs are capitalized and amortized into interest expense using the straight-line method over the term of the debt. Intangibles are amortized over 1 year for new store startup costs, 15 years for goodwill.

   IMPAIRMENT OF LONG-LIVED ASSETS

   The Company periodically assesses the impairment of long-lived assets to be held for use based on expectations of future undiscounted cash flows from the related operations, and when circumstances dictate, adjusts the asset to the extent carrying value exceeds the fair value of the asset. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill, other purchased intangibles and property and equipment.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1-THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

   INCOME TAXES

   Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

   ADVERTISING

   Advertising costs are expensed as incurred. Advertising expenses were $1,963,000, $2,402,000 and $2,641,000 in fiscal 1997, 1998 and 1999, respectively, and are included in restaurant operating expenses.

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   Because of their short maturities, the carrying amounts for cash and cash equivalents, accounts payable, accrued expenses, and accrued salaries and employee benefits approximate fair value. The carrying amounts for long-term debt, and other obligations approximates fair value as the interest rates and terms are substantially similar to rates and terms which could be obtained currently for similar instruments.

   CASH AND CASH EQUIVALENTS

   Cash equivalents are highly liquid investments purchased with original maturities of three months or less. Cash equivalents consist of investments in money market accounts backed by Federal government securities. The carrying amount is reflected at cost, which approximates the fair value due to the short maturity of these instruments. The Company's policy is to place its cash with high credit quality financial institutions in order to limit the amount of credit exposure.

   NET INCOME PER SHARE

   The Company has presented basic earnings per share and diluted earnings per share in conformity with the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 128. Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during the period increased by the effect of dilutive stock options using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan.

   Potentially dilutive securities of approximately 210,000, 355,000 and 293,000 shares for fiscal 1997, 1998 and 1999, respectively, were used to calculate diluted earnings per share. There are no reconciling items in calculating the numerator for basic and diluted earnings per share for the periods presented.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 1-THE COMPANY AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

   STOCK-BASED COMPENSATION

   The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income and net income per share as if the fair value method had been applied in measuring compensation expense.

   NEW ACCOUNTING PRONOUNCEMENT

   In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the costs of start-up activities, which are inclusive of pre-opening costs, should be expensed as incurred. This new accounting standard is effective for financial statements for fiscal years beginning after December 15, 1998. Restatement of previously issued financial statements is not permitted. The Company has determined it will adopt SOP 98-5 effective October 1, 1999. In compliance with the Accounting Standards Executive Committee Statement of Position (SOP) 98-5, effective October 1, 1999, the Company will report new restaurant opening costs as a charge to operations when incurred. Upon adoption, the Company will recognize the cumulative affect of a change in accounting principle, net of any related income tax effect. The total deferred pre-opening costs as of September 30, 1999, were $2,033,000.

   SEGMENT REPORTING

   In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segment and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. All of the Company's restaurants are aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by the restaurants and the common nature of the products, customers and methods of distribution.

   RECLASSIFICATIONS

   Certain previously reported amounts have been reclassified to conform to the current period presentation.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS
                                                              September 30,
                                                         1998           1999
OTHER CURRENT ASSETS
Prepaid taxes                                      $    395,000   $    539,000
Prepaid insurance                                        68,000         18,000
Other                                                   197,000        457,000
                                                    -----------      ---------
                                                   $    660,000   $  1,014,000
                                                    ===========      =========

                              DEPRECIABLE LIVES
PROPERTY AND EQUIPMENT
                              Shorter of 30 years
Leasehold improvements        or lease term        $ 23,255,000   $ 26,578,000
Furniture and fixtures        3-8 years              24,512,000     30,917,000
Equipment                     3-8 years              18,664,000     23,692,000
Land                                  -              15,082,000     26,352,000
Buildings                     30 years               13,426,000     22,502,000
Construction in process
  on new restaurants                  -              10,274,000     11,951,000
                                                    -----------    -----------
                                                    105,213,000    141,992,000
Less accumulated depreciation and amortization      (30,612,000)   (37,276,000)
                                                    -----------    -----------
                                                   $ 74,601,000   $104,716,000
                                                    ===========    ===========

INTANGIBLES AND OTHER ASSETS
Intangible assets, net of
  amortization of $710,000 and
  $711,000, respectively                           $    106,000   $     55,000
Pre-opening costs, net of amortization
  of $647,000 and $822,000, respectively              1,620,000      2,033,000
Cash surrender value of insurance policy                128,000        438,000
Deposits and other assets                               480,000        714,000
                                                    -----------     ----------
                                                   $  2,334,000   $  3,240,000
                                                    ===========    ===========
ACCRUED LIABILITIES
Accrued payroll                                    $  2,667,000   $  3,168,000
Accrued interest                                        108,000        197,000
Taxes payable                                           464,000      1,149,000
Accured insurance                                       946,000        792,000
Current accrued rent                                    -               30,000
Other                                                   896,000      1,039,000
                                                    -----------     ----------
                                                   $  5,081,000   $  6,375,000
                                                    ===========    ===========

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 3 - LONG-TERM DEBT

     Obligations under long-term debt arrangements are comprised of:

                                                              September 30,
                                                         1998           1999

Notes payable to lending institutions, interest
  at 7.52%-10.25%, due in various monthly
  installments aggregating $443,000 (including
  Interest) through 2004.  Secured by property
  and equipment                                    $  8,439,000   $ 15,239,000
Notes payable to lending institutions, interest
  at 8.66%-10.17%, due in various monthly
  installments aggregating $339,000 (including
  Interest) through 2004.  Secured by land
  and property                                        6,427,000     13,958,000
Bank line of credit, interest at bank rate
  plus .75%, due 11/1/99                                      -      5,001,000
                                                    -----------     ----------
                                                     14,866,000     34,198,000
Less current portion                                 (5,712,000)    (7,512,000)
                                                    -----------     ----------
                                                   $  9,154,000   $ 26,686,000
                                                    ===========    ===========

   During fiscal 1999 the Company had a revolving line of credit up to $10,000,000 collateralized by equipment and other assets. The outstanding principal balance on this line of credit bears interest at a rate of .75% above the prime rate (9.0% at September 30, 1999) with interest payable at the beginning of each month. The credit agreement contains various financial covenants and restrictions, including restrictions on the Company's ability to pay dividends and to effect mergers or acquisitions without the bank's approval. At September 30, 1999, the outstanding balance was $5,001,000. Subsequent to November 1, 1999, the line of credit expired. On November 1, 1999, the Company renewed its $10,000,000 revolving line of credit. The outstanding principal balance on this renewed line of credit bears interest at a rate of .50% above the prime rate with interest payable at the beginning of each month. All outstanding principal and interest amounts are due on December 31, 2001.

   The Company capitalized $154,000, $182,000 and $712,000 of interest costs during 1997, 1998 and 1999, respectively, related to construction of new stores.

   Principal payments due on long-term debt during the five years subsequent to September 30, 1999 are as follows:

        2000                                       $  7,512,000
        2001                                          5,688,000
        2002                                          9,230,000
        2003                                          3,322,000
        2004                                          8,446,000
                                                     ----------
                                                   $ 34,198,000
                                                     ==========

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4-INCOME TAXES

	The provision for income taxes is summarized as follows:

                                                Year ended September 30,
                                          1997           1998          1999
  Current tax expense:
     Federal                         $  1,395,000  $  1,804,000  $  2,791,000
     State                                556,000       475,000       980,000
                                        ---------     ---------     ---------
       Total current                    1,951,000     2,279,000     3,771,000
  Deferred federal tax expense            595,000       921,000       768,000
  Deferred state tax expense                2,000       220,000         9,000
                                        ---------     ---------     ---------
       Total tax expense             $  2,548,000  $  3,420,000  $  4,548,000
                                        =========     =========     =========

     A reconciliation of the amount computed by applying the statutory federal tax rate to the income before income taxes is as follows:

                                               Year ended September 30,
                                          1997            1998          1999

  Amounts computed at statutory
    federal rate                     $ 2,188,000     $ 2,971,000   $ 3,894,000
  State taxes and other                  360,000         449,000       654,000
                                     -----------     -----------   -----------
  Provision for income taxes         $ 2,548,000     $ 3,420,000   $ 4,548,000
                                     ===========     ===========   ===========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1998 and 1999 are as follows:

                                                          September 30,
                                                        1998            1999

   Inventories, pursuant to the Tax Reform
     act of 1986                                  $     17,000    $     21,000
   Accrued Rent                                        538,000         488,000
   Accrued vacation expense for financial
     reporting purposes                                178,000         154,000
   Change in insurance asset net of deferred
     compensation                                       75,000          57,000
   Federal deduction for current year state
     tax expense                                       184,000         286,000
   Net operating loss carryforwards                     17,000         -
   Alternative minimum tax credit
     carryforwards                                     797,000         246,000
                                                    ----------      ----------
     Total gross deferred tax assets              $  1,806,000     $ 1,252,000

   Depreciation                                   $ (2,033,000)    $(2,259,000)
   State tax benefit                                   (15,000)        (12,000)
                                                    ----------      ----------
     Total gross deferred tax liabilities           (2,048,000      (2,271,000)
                                                    ==========      ==========
     Net deferred tax liabilities                  $  (242,000     $(1,019,000)
                                                    ==========      ==========

   At September 30, 1999, the Company had available alternative minimum tax credit carryforwards of $246,000. The Internal Revenue Code imposes certain conditions and possible limitations on the future availability of tax credit carryforwards, including limitations arising from changes in the Company's ownership.

   The realization of deferred tax assets may be dependent upon the Company's ability to generate sufficient taxable income in future years. Although realization is not assured, management believes it is more likely than not that the deferred income tax assets will be realized and therefore has not recorded a valuation allowance.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5-SHAREHOLDERS' EQUITY

   COMMON STOCK

   In May 1998, the Company completed a secondary public offering of its common stock, whereby 1,154,125 shares, including an over-allotment option of 154,125 shares, were sold at a price of $17.19 per share resulting in net proceeds to the Company of $18,318,000.

   In October 1998, the Company announced that it intended to repurchase up to 500,000 shares of its common stock, As of September 30, 1999, the Company has repurchased 132,000 shares of common stock at an average price of $14.45, for a total of $1,907,000. All shares repurchased have retired.

   STOCK OPTION PLANS

   The Company has five stock option plans under which 1,757,500 options may be granted to employees, consultants and directors of the Company. The plans provide for the grant of both incentive stock options and non- qualified stock options. Under the plans, options to purchase common stock may be granted for periods up to ten years at a price per share ranging from 85% to 110% of the fair market value of the Company's common stock at the date of grant. During fiscal 1997, 1998 and 1999, employee stock options were granted at the fair market value of the stock at the date of grant. The options generally vest over periods of one to five years and may be exercised in annual installments ranging from one to ten years. Under the plans, directors will receive options to purchase 10,000 shares of common stock upon their election to the Board of Directors, and options to purchase 6,640 shares annually thereafter.


   Activity for fiscal 1997, 1998 and 1999 with respect to these plans is as follows:

                                                               Weighted-
                                                Shares         Average
                                                underlying     Exercize
                                                options        Price

Outstanding at September 30, 1996                772,199       $ 7.98
Granted                                          148,250       $ 9.04
Exercised                                       (135,155)      $ 6.75
Canceled                                         (10,375)      $ 8.02
                                                 -------
Outstanding at September 30, 1997                774,919       $ 8.40
Granted                                           87,310       $15.04
Exercised                                       (113,208)      $ 8.36
Canceled                                          (3,002)      $11.04
                                                 -------
Outstanding at September 30, 1998                746,019       $ 9.18
Granted                                          180,460       $13.99
Exercised                                       (204,317)      $ 8.36
Canceled                                          (7,556)      $12.77
                                                 -------
Outstanding at September 30, 1999                714,606       $10.59

   Options to purchase an aggregate of 517,769 shares, 566,892 shares and 491,306 shares were exercisable under the plans as of September 30, 1997, 1998 and 1999, respectively. The weighted average price of options exercisable under the plans as of September 30, 1997, 1998 and 1999 was $8.47 per share, $8.48 per share and $9.33 per share, respectively. The weighted average fair value of options granted under the plans during fiscal 1997, 1998 and 1999 was $4.90 per share, $9.46 per share and $10.18 per share, respectively.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5-SHAREHOLDERS' EQUITY (Continued)

   The following is a summary of stock options outstanding as September 30, 1999:

                 Options Outstanding                      Options Exercizable

                 Number            Weighted-              Number
                 Outstanding       Average     Weighted-  Exercizable      Weighted-
                 at                Remaining   Average    at               Average
Range of         September 30      Contractual Exercize   September 30     Exercize
Exercize Prices  1999              Life        Price      1999             Price

$ 4.40 - $ 6.50    96,251              6.14      $ 6.47     96,250          $ 6.47
$ 7.88 - $ 9.13   334,039              6.01      $ 8.79    306,948          $ 8.82
$10.00 - $12.75    99,850              8.25      $12.44     29,350          $11.70
$14.13 - $20.63   184,466              8.87      $14.98     58,758          $15.55
                  -------                                  -------
$ 4.40 - $20.63   714,606              7.08      $10.59    491,306          $ 9.33
                  =======                                  =======

    The Company applies the intrinsic value method of accounting for its stock-based compensation. No compensation expense has been recognized for employee stock option grants, which were fixed in nature, as the options have been granted at fair market value. No compensation has been recognized for the employee stock purchase plan. Had compensation expense for the Company's stock-based compensation awards issued during fiscal 1996, 1997, 1998 and 1999 been determined based on fair value at the grant dates, the Company net income and net income per share would have been reduced to the pro forma amounts indicated below:
                                              Year Ended September 30,
                                           1997         1998         1999
Net Income:
  As reported                        $3,887,000   $5,318,000   $6,904,000
                                     ==========   ==========   ==========
  Pro forma                          $3,386,000   $4,560,000   $6,261,000
                                     ==========   ==========   ==========
Net income per share:

 Basic:
  As reported                        $     0.93   $     1.12   $     1.24
                                     ==========   ==========   ==========
  Pro forma                          $     0.81   $     0.96   $     1.12
                                     ==========   ==========   ==========
 Diluted:

  As reported                        $     0.88   $     1.04   $     1.18
                                     ==========   ==========   ==========
  Pro forma                          $     0.77   $     0.90   $     1.07
                                     ==========   ==========   ==========

   Pro forma net income reflects only options granted since October 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected in the options' vesting period of 4 years compensation cost for options granted prior to October 1, 1995.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 1997, 1998 and 1999, respectively: dividend yield of 0.0% for each year, expected volatility of 52%, 61% and 77%, risk-free interest of 6.28%, 5.81% and 4.72%, and expected lives of 5.3 years, 6.4 years and 6.7 years. The fair value of the employees' purchase rights pursuant to the employee stock purchase plan is estimated using the Black-Scholes model with the following assumptions for fiscal 1997, 1998 and 1999: dividend yield of 0% for each year, expected volatility of 52%, 61% and 77%, risk-free interest rates of 5.46%, 5.26% and 4.44%, and expected lives of 6 months for each year.

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5-SHAREHOLDERS' EQUITY (Continued)

   EMPLOYEE STOCK PURCHASE PLAN

   During 1996, the Company implemented an employee stock purchase plan for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value of a share of common stock on the first day of the offering period or the fair market value of a share of common stock on the purchase date.

Employees may authorize the Company to withhold up to 10% of their compensation during any offering period, subject to certain limitations. During fiscal 1997, 1998 and 1999, 12,197, 12,305 and 12,871 shares were issued under the plan, respectively. The weighted-average fair value of those purchase rights granted in fiscal 1997, 1998, and 1999 was $3.20, $6.83 and $5.49, respectively. At September 30, 1999 212,627 shares were reserved for future issuance.


NOTE 6-401(k) SAVINGS PLAN


   The Company has a 401(k) Savings Plan (the "Plan") which allows eligible employees to contribute from one percent to the maximum percentage as determined by the Plan administrator (seventeen percent for the plan years ended 1997, 1998 and 1999) of pre-tax compensation, with the Company making discretionary matching contributions as determined each year by the Plan administrator. Employees vest immediately in their contributions and vest in Company contributions over a four-year period of service. Included in general and administrative expense for fiscal 1997, 1998 and 1999 are Company contributions of $0, $31,000 and $80,000, respectively.


NOTE 7-DEFERRED COMPENSATION PLAN

   During 1998, the Company implemented a deferred compensation plan whereby a select group of management employees may elect to defer up to 100% of their compensation into the plan. The Company makes matching contributions of 50% up to $6,000 for management and 100% up to $12,000 for officers and up to $20,000 for senior officers. Matching contributions vest over a four-year period (25% per year of service). Deferrals and matching contributions accrue earnings based upon the investment return of a portfolio selected by the participant from among portfolio options specified in the plan. The Company's liability related to this plan at September 30, 1998 and 1999 was $171,000 and $514,000, respectively. The plan also provides a death benefit to participants who die while employed by the Company. The death benefit is generally $100,000 but for executive officers is $500,000. The cash surrender value of such insurance at September 30, 1998 and 1999 was $128,000 and $438,000, respectively. Benefits under the plan are generally payable at retirement or attainment of a specified age. All contributions and earnings held under the plan remain assets of the Company and are subject to the claims of general creditors of the Company. There are currently 16 participants in the plan. The plan is not intended to be a qualified plan under Section 401(a) of the Internal Revenue Code.

NOTE 8-COMMITMENTS AND CONTINGENCIES

The Company leases certain of its restaurant facilities, including land under noncancelable operating lease agreements. The leases expire at various dates through 2020 and contain five to twenty-year renewal options. The leases provide that the Company pay the taxes, insurance and maintenance expenses related to the leased

Garden Fresh Restaurant Corp.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 8-COMMITMENTS AND CONTINGENCIES (Continued)

facilities, and the monthly rental payments are subject to periodic adjustments. Certain leases contain fixed escalation clauses and rent under these leases is charged ratably over the lease term. The majority of the leases also provide for percentage rentals on sales above a specified minimum.

 The aggregate future minimum lease commitments due are as follows:

     FOR THE YEAR ENDING SEPTEMBER 30,      AMOUNT

      2000                              $  7,591,000
      2001                                 8,057,000
      2002                                 8,091,000
      2003                                 7,780,000
      2004                                 7,603,000
      Thereafter                          49,088,000
                                         -----------
         Total minimum lease payments   $ 88,210,000
                                         ===========

   The Company incurred rental expense under all operating leases of $5,584,000, $6,174,000 and $6,447,000 in fiscal 1997, 1998 and 1999, respectively. Rental expense includes percentage rents of $227,000, $285,000 and $347,000 for fiscal 1997, 1998 and 1999, respectively.

   The Company is party to various legal actions relating to former employees. In the opinion of management, after reviewing the information, which is currently available with respect to these matters, and consulting with the Company's counsel, any liability that may ultimately be incurred will not materially affect the liquidity, financial position or results of operations of the Company.